Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-218629

TERM SHEET

Dated October 22, 2018

KeyCorp

Senior Medium-Term Notes, Series O

$500,000,000

4.150% Senior Notes due 2025

Issuer:	KeyCorp

Security Type:	Senior Notes

Aggregate Principal Amount Offered:	$500,000,000

Settlement Date:	October 29, 2018 (T+5)

Maturity Date:	October 29, 2025

Issue Price:	99.934% of principal amount

Coupon:	4.150%

Reference Benchmark:	3.000% UST due September 30, 2025

Benchmark Yield:	3.131%

Spread to Benchmark:	+103 basis points (1.03%)

Yield to Maturity:	4.161%

Interest Payment Dates:	Semi-annually on April 29 and October 29 of each year, commencing on April 29, 2019 to and including the maturity date

Day Count:	30 / 360

Redemption Provisions:	The notes will not be subject to redemption at KeyCorp’s option at any time prior to the maturity date. The notes are not subject to repayment at the option of the holder at any time prior to maturity and will not be subject to any sinking fund.

Gross Proceeds:	$499,670,000

Underwriting Discount and Commissions:	0.400%

Price to Issuer:	99.534% of the principal amount

Net Proceeds After Underwriting Discount and Commission:	$497,670,000

CUSIP:	49326EEH2

Denomination:	$1,000 and integral multiples of $1,000 in excess thereof

Record Date:	15 calendar days prior to each Interest Payment Date

Joint Book-Running Managers:	KeyBanc Capital Markets Inc. (20.75%)

Goldman Sachs & Co. LLC (20.75%)

J.P. Morgan Securities LLC (20.75%)

Morgan Stanley & Co. LLC (20.75%)

Senior Co-Managers:	Citigroup Global Markets Inc. (5.00%)

Credit Suisse Securities (USA) LLC (5.00%)

RBC Capital Markets, LLC (5.00%)

Co-Managers:	Academy Securities, Inc. (1.00%)

CastleOak Securities, L.P. (1.00%)

Expected Issue Ratings:	Moody’s: Baa1 (Stable)

S&P: BBB+ (Stable)

Fitch: A- (Stable)

DBRS: A low (Positive)

We expect that delivery of the notes will be made to investors on or about October 29, 2018, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the third business day following the date hereof will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the supplements thereto and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus (including the supplements thereto) for the offering can be obtained by calling KeyBanc Capital Markets Inc. toll-free at 1 (866) 227-6479, Goldman Sachs & Co. LLC toll-free at 1 (866) 471-2526, J.P. Morgan Securities LLC collect at 1 (212) 834-4533, or Morgan Stanley & Co. LLC toll-free at 1 (866) 718-1649.

Conflicts of Interest

Because KeyBanc Capital Markets Inc. is deemed to be an affiliate of KeyCorp, this offering is being conducted in compliance with FINRA Rule 5121. See “Supplemental Information Concerning the Plan of Distribution (Conflicts of Interest)” in the pricing supplement relating to the notes.

Ratings

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s Investors Service, S&P Global Ratings, Fitch Ratings, Inc. and DBRS, Inc. Each of the security ratings above should be evaluated independently of any other security rating.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.